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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                  SCHEDULE 13D
                                (Amendment No. 1)



                    Under the Securities Exchange Act of 1934




                                K N Energy, Inc.
                                (Name of Issuer)


                          Common Stock, $5.00 par value
                         (Title of Class of Securities)


                                   482 620 101
                                 (CUSIP Number)


                                 Robert Rothberg
                       Vice President and General Counsel
                                Cabot Corporation
                                 75 State Street
                              Boston, MA 02109-1806
                                 (617) 345-0100
             (Name Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 6, 1996
                                 --------------
             (Date of Event which Requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.


Check the following box if a fee is being paid with this statement     / /


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                                                               Page 2 of 5 pages
                                                               -----------------

SCHEDULE 13D
- ------------
The registrant is exempt from filing a Schedule 13D pursuant to Section 13d-6 and has filed a Schedule 13G and amendment to Schedule 13G to report this transaction. As the registrant is not required to file a Schedule 13D, this amendment does not report all changes from the Schedule 13D as originally filed, and will not be further amended.

CUSIP No. 482 620 101
- ---------------------


- ---------------------------------------------------------------------------------------------------------
(1)     Name of Reporting Person                                                        Cabot Corporation
        S.S. or I.R.S. Identification No. of Reporting Person                           04-2271897

- ---------------------------------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of
        a Group                                                                         (a)      N/A
                                                                                           ---------
                                                                                        (b)      N/A
                                                                                           ---------
- ---------------------------------------------------------------------------------------------------------
(3)     SEC Use Only

- ---------------------------------------------------------------------------------------------------------
(4)     Citizenship or Place of Organization                                            Delaware

- ---------------------------------------------------------------------------------------------------------
Number of Shares Beneficially       (5) Sole Voting Power                               2,990,186(1)
Owned by each Reporting             (6) Shared Voting Power                                     0
Person With                         (7) Sole Dispositive Power                          2,990,186(1)
                                    (8) Shared Dispositive Power                                0

- ---------------------------------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                                                2,990,186(1)

- ---------------------------------------------------------------------------------------------------------
(10)    Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares                                                         N/A

- ---------------------------------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row 9                                 9.7%(2)

- ---------------------------------------------------------------------------------------------------------
(12)    Type of Reporting Person                                                        CO

- ---------------------------------------------------------------------------------------------------------

        (1)    Includes 642,232 shares of common stock issuable upon exercise of warrants held by the Reporting Person.

        (2)    Computed on the basis that the 642,232 shares of common stock issuable upon exercise of warrants held by the Reporting Person are deemed to be outstanding and beneficially owned by the Reporting Person.

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                                                               Page 3 of 5 pages
                                                               -----------------

SCHEDULE 13D
- ------------




Item 1(a).  Name of Issuer:

                                 K N Energy, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                                 370 Van Gordon Street
                                 Lakewood, CO 80228-8304

Item 2(a).  Name of Person Filing:

                                 Cabot Corporation

Item 2(b).  Address of Principal Business Office:

                                 75 State Street
                                 Boston, MA 02109-1806

Item 2(c).  Citizenship of Issuer:

                                 Kansas

Item 2(d).  Title of Class of Securities:

                                 Common Stock

Item 2(e).  CUSIP Number:

                                 482620101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                 Not applicable


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                                                               Page 4 of 5 pages
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

Item 4.     Ownership:

            (a)    Amount Beneficially Owned:                  See Item 9  (See page 2 above)
            (b)    Percent of Class:                           See Item 11 (See page 2 above)

            (c)    Number of shares as to which such person has:
                   (i)           sole power to vote or to direct the vote:
                   (ii)          shared power to vote or to direct the vote:
                   (iii)         sole power to dispose or to direct the
                                 disposition of:
                   (iv) shared power to dispose or to direct the disposition of:

                                                               For (c), see Items 5-8 (See page 2 above)

Item 5.     Ownership of Five Percent or Less of a Class.

                                 Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                                 Not Applicable

Item 7.     Identification and Classification of the Subsidiary which Acquired the
            Security Being Reported on By the Parent Holding Company.

                                 Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                                 Not Applicable

Item 9.     Notice of Dissolution of the Group.

                                 Not Applicable



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                                                               Page 5 of 5 pages
                                                               -----------------





Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    Signature
                                    ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct as of August 8, 1996.



                                     Date:  August 8, 1996

                                     CABOT CORPORATION

                                     By: /s/  Kenyon C. Gilson
                                     Executive Vice President and
                                     Chief Financial Officer